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Direct Dial: 212-407-4935
e-mail: fstoller@loeb.com


                                               August 1, 2005


John Reynolds, Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop




                   Re: Stone Arcade Acquisition Corporation
                       Form S-1 Registration Statement
                       File No. 333-124601
                       -----------------------------------------------------

Dear Mr. Reynolds:

     On behalf of our client, Stone Arcade Acquisition Corporation, a Delaware corporation (the "Company,"), we transmit herewith for filing with the Securities and Exchange Commission (the "Commission"), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 4 ("Amendment No. 4") to the Company's Registration Statement on Form S-1 (No. 333-124601) (together, the "Registration Statement"), including one complete electronic version of the exhibits filed therewith

     Amendment No. 4 reflects a reduction in the number of units being offered and the underwriting commission, as well as the addition of a 1% fee for investment banking services payable only upon consummation of a business combination. There are no other material changes to the Registration Statement.

     Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935.


                                            Sincerely,

                                            /s/ Fran M. Stoller

                                            Fran M. Stoller
                                            Loeb & Loeb LLP